CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                       Ratio of Earnings to Fixed Charges
                               Twelve Months Ended
                             (Thousands of Dollars)


                                                   MARCH                MARCH
                                                    1998                 1997
                                               ----------           ---------


Earnings
 Net Income                                      $724,759             $686,158
 Federal Income Tax                               351,474              362,900
 Federal Income Tax Deferred                       39,400               28,870
 Investment Tax Credits Deferred                   (8,800)              (8,850)
                                               ----------           ----------

    Total Earnings Before Federal Income Tax    1,106,833            1,069,078

Fixed Charges*                                    350,899              347,154
                                               ----------           ----------


    Total Earnings Before Federal Income Tax
      and Fixed Charges                        $1,457,732           $1,416,232
                                               ==========           ==========



* Fixed Charges

 Interest on Long-Term Debt                      $306,016             $300,782
 Amort. of Debt Discount, Premium & Expense        12,448               11,421
 Interest on Component of Rentals                  18,519               18,058
 Other Interest                                    13,916               16,893
                                               ----------           ----------

    Total Fixed Charges                          $350,899             $347,154
                                               ==========           ==========



    Ratio of Earnings to Fixed Charges               4.15                 4.08